

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Petros Panagiotidis
Chief Executive Officer
Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

> **Re: Toro Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form 20-F**
> **Filed December 30, 2022**
> **File No. 001-41561**

Dear Petros Panagiotidis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 20-F filed December 30, 2022

Explanatory Note, page v

1. You disclose that the Series A Preferred Shares retained by RemainCo will be issued as part of the consideration for the contribution of the Toro Subsidiaries to Toro, and for certain balance sheet adjustments. Please disclose reasons the number of Series A Preferred Shares to be retained increased from 60,000 to 140,000, and also became convertible securities in this last amendment, and disclose if such change in the terms of the transactions was approved by the independent disinterested directors of Castor, based on the recommendation of the Special Committee.

Item 3. Key Information
B. Capitalization and Indebtedness, page 1

2.   We note footnote (3) discloses that Series A Preferred Shares are presented at fair value based on an independent third party valuation. Please disclose a description of the valuation technique(s) and the inputs used in the fair value measurement. We refer you to ASC 820-10-55-103.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: Nikolaos Andronikos